SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Amendment No. 9)
Under the Securities Exchange Act of 1934
NATIONAL HEALTHCARE CORPORATION
(Name of Issuer)
Common Stock
(Title of Class of Securities)
6359 06 100
(CUSIP Number)
Ira Sochet
1602 Micanopy Avenue
Miami, Florida 33133
(305) 858-2291
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
Copy to:
Brian A. Pearlman, Esq.
Rothstein Rosenfeldt Adler
401 E. Las Olas Blvd., Suite 1650
Fort Lauderdale, Florida 33301
(954) 522-3456
September 21, 2009
(Date of Event Which Required Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule l3d-l(e), Rule 13d-1(f) or 13d-1(g), check the following box: ☐

CUSIP No.	6359 06 100	Page	2	of	5

1	NAMES OF REPORTING PERSONS Ira Sochet

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF, WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		760,106

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		760,106

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	760,106

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.56%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	6359 06 100	Page	3	of	5
     This amendment to Schedule 13D (the “Amendment”) is filed as Amendment No. 9 to the Statement on Schedule 13D, dated April 2, 2004 (the “Schedule 13D”), filed on behalf of Ira Sochet (the “Reporting Person”) relating to the common stock of National Healthcare Corporation, a Delaware corporation.
     This Amendment reflects material changes in the Schedule 13D, as amended, such material changes being more fully reflected in Item 5 below.
Item 5. Interest in Securities of the Issuer.
     (a) As of the close of business on September 21, 2009, the Reporting Person beneficially owned an aggregate of 760,106 shares of Common Stock, which constituted approximately 5.56 percent of the 13,663,000 shares of Common Stock outstanding on May 1, 2009, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2009, as adjusted for the shares of the Issuer’s Series A Convertible Preferred (the “Preferred Stock”) owned by the Reporting Person. The 760,106 shares of Common Stock beneficially owned by the Reporting Person consist of 728,106 shares of Common Stock owned by the Reporting Person, 32,000 shares of Common Stock issuable upon conversion of the 127,552 shares of Preferred Stock owned by the Reporting Person, and 8,447 shares of Common Stock owned by Investors Risk Advantage L.P., a Delaware limited partnership.
     (b) The Reporting Person has the sole power to vote or direct the vote, and the sole power to dispose or to direct the disposition of, all the shares of Common Stock beneficially owned by him.
     (c) The following table sets forth all transactions in Common Stock affected by the Reporting Person since July 23, 2009. All of such transactions were open market transactions effected through brokers.

	Number of	Approximately Price
Date	Shares Sold	Per Share
8/13/2009	1	$38.97
8/14/2009	200	$38.46
8/14/2009	10,500	$38.58
8/14/2009	700	$38.51
8/17/2009	4,051	$38.55
8/18/2009	2,000	$38.52
8/19/2009	700	$38.85
8/19/2009	10,400	$38.55
8/19/2009	760	$38.81
8/19/2009	5,900	$38.53
8/19/2009	3,300	$38.63
8/19/2009	4,827	$38.66
8/19/2009	27	$38.71
8/20/2009	100	$38.75
8/20/2009	100	$38.75
8/20/2009	4,100	$38.75
8/20/2009	100	$38.75
8/20/2009	600	$38.80
8/20/2009	100	$38.75
8/20/2009	500	$38.75

CUSIP No.	6359 06 100	Page	4	of	5

	Number of	Approximately Price
Date	Shares Sold	Per Share
8/20/2009	100	$38.82
8/20/2009	100	$38.75
8/20/2009	100	$38.75
8/20/2009	100	$38.81
8/20/2009	100	$38.75
8/20/2009	200	$38.85
8/20/2009	400	$38.75
8/20/2009	100	$38.75
8/20/2009	100	$38.75
8/20/2009	100	$38.75
8/20/2009	100	$38.75
8/20/2009	100	$38.75
8/20/2009	100	$38.75
8/20/2009	200	$38.75
8/20/2009	99	$38.75
8/20/2009	100	$38.75
8/20/2009	800	$38.75
8/20/2009	100	$38.75
8/20/2009	100	$38.78
8/20/2009	200	$38.75
8/20/2009	300	$38.75
8/20/2009	100	$38.75
8/20/2009	200	$38.76
8/20/2009	100	$38.75
8/20/2009	100	$38.75
8/20/2009	100	$38.75
8/20/2009	1	$38.75
8/20/2009	100	$38.75
8/20/2009	100	$38.75
8/21/2009	3,292	$39.41
8/21/2009	900	$39.40
8/21/2009	613	$39.41
8/24/2009	1,755	$39.50
8/25/2009	100	$39.70
8/25/2009	100	$38.62
8/25/2009	2,100	$39.47
8/26/2009	742	$39.60
8/26/2009	5,685	$39.52
8/27/2009	500	$39.90
8/27/2009	2,360	$39.51
8/27/2009	7,765	$39.73
8/28/2009	200	$39.50
9/4/2009	1,800	$38.88
9/4/2009	5,100	$38.85
9/4/2009	1,000	$38.95
9/8/2009	200	$38.91
9/9/2009	1,100	$38.57

CUSIP No.	6359 06 100	Page	5	of	5

	Number of	Approximately Price
Date	Shares Sold	Per Share
9/9/2009	5,800	$38.62
9/9/2009	100	$38.62
9/10/2009	400	$38.55
9/11/2009	1,500	$38.60
9/14/2009	340	$38.55
9/16/2009	9,004	$38.56
9/17/2009	2,560	$38.54
9/17/2009	500	$38.65
9/17/2009	3,440	$38.54
9/21/2009	1,603	$38.55
     (d) Not applicable.
     (e) Not applicable.
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 21, 2009	/s/ IRA SOCHET
Ira Sochet